TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

Miranda Reports Additional Drill Results from Long Fault Anomaly Red Hill Project

Vancouver, BC, Canada –August 31, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce drill results from its Red Hill Project in Eureka County, Nevada. Miranda’s funding partner at Red Hill, NuLegacy Gold Corporation, has completed nine holes for 11,715 ft (3,571 m) since starting drilling November 2010. The drill program continued to test the Long Fault Anomaly, which is defined by a large IP geophysical signature and elevated gold in surface sampling.

Miranda and NuLegacy are pleased that drilling at Red Hill continues to show significant mineralization that may be part of a larger gold system on the property.  Significant drill intercepts (defined as mineralization grading 0.010 oz Au/t (0.342 g Au/t) or better over 5 ft (1.5 m) or longer lengths are presented below. Gold-bearing intervals occur within carbonaceous and pyritic siltstone, including the Horse Canyon Formation, a host for economic mineralization in the nearby Cortez District.  In addition to the intervals reported below, several thick zones (up to 150 ft or 45.7 m) of 10 to 100 ppb gold were reported in all of the 2011 drill holes.

Hole ID	Interval (ft)	Length (ft)*	Grade (oz Au/%)	Length (m)*	Grade (g Au/t)	Date reported
RHM10-001	670-680	10	0.016	3.0	0.546	January 13, 2011
Includes	675-680	5	0.019	1.5	0.622	January 13, 2011
RHM10-002	970-1000	30	0.012	9.1	0.409	January 13, 2011
Includes	995-1000	5	0.020	1.5	0.702	January 13, 2011
RHM10-003	No significant intercepts					January 13, 2011
RHM10-004	No significant intercepts					August 31, 2011
RHM11-005	No significant intercepts					August 31, 2011
RHM11-006	625-665	40	0.013	12.2	0.449	July 6, 2011
RHM11-007	No significant intercepts					August 31, 2011
RHM11-008	No significant intercepts					August 31, 2011
RHM11-009	980-995	15	0.017	4.6	0.61	August 31, 2011

*Drilled Intersections; True widths cannot be determined at this time.

NuLegacy plans to drill two more holes in Miranda’s portion of the Red Hill property in September 2011. A deep penetration IP survey will be conducted after the completion of the drilling this fall. A detailed synthesis of all data, including cross-sections, will be completed in order to design additional drilling tentatively planned for the spring of 2012.

Project Details

Red Hill is a project with sediment-hosted gold mineralization.  The project consists of 79 lode claims covering 2.6 sq mi (6.7 sq km) and is located 15 miles (24 km) southeast of the 12 million ounce Cortez Hills gold deposit. The Red Hill project occurs within a window of lower-plate limestone exposed through chert and siliceous sediments of the upper-plate of the Roberts Mountains Thrust. It is one of a series of windows and associated west northwest en echelon gold deposits that define the Cortez Trend. The project covers an extensive area of hydrothermal alteration occurring within fault zones in and pervasively in lower-plate limestone.

In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t (24.4m of 4.987g Au/t) from 1,920 to 2,000 ft (585.4 to 609.8m), including 45 ft of 0.237 oz Au/t (13.7m of 8.105g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m). Gold mineralization is hosted in silty carbonate rocks associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium. These features indicate a Carlin-style gold system may be present at Red Hill.  To date, this target has not been tested by the NuLegacy drilling.

All drill samples were collected with a reverse circulation drill rig using 5 ft (1.5 m) sample intervals and following standard industry practice. Samples were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30-gram sample with an atomic absorption finish. NuLegacy's QC/QA included the insertion of numerous standards and blanks on a regular basis. All data, disclosed in this press release, including sampling, analytical and test data have been reviewed and verified by Joseph Hebert, Vice President of Exploration, C.P.G., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.